EXHIBIT 99.1

VIZSLA SILVER ANNOUNCES MAJOR MINERAL RESOURCE UPDATE FOR PANUCO SILVER-GOLD PROJECT DRIVEN BY SIGNIFICANT GROWTH AT THE COPALA VEIN

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Jan. 24, 2023 /CNW/ - Vizsla Silver Corp. (NYSE: VZLA) (TSXV: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce an updated mineral resource estimate ("Updated Mineral Resource Estimate") for its flagship, 100% owned Panuco silver-gold project (the "Project" or "Panuco") located in Sinaloa, Mexico. The Updated Mineral Resource Estimate was completed by Allan Armitage, Ph.D., P.Geo., of SGS Geological Services.

Highlights of the Updated Mineral Resource Estimate including comparison to the maiden mineral resource estimate released in March 2022:

  71% increase in indicated mineral resources from 61.1 to 104.8 Moz AgEq
  150% increase in inferred mineral resources from 45.6 to 114.1 Moz AgEq
  14% increase in average indicated mineral resource grade from 383 to 437 g/t AgEq
  42% increase in average inferred mineral resource grade from 345 to 491 g/t AgEq

Copala Structure

  Copala indicated mineral resources hosts 51.1 Moz AgEq an increase of 701%, at a grade of 516 g/t AgEq
  Copala inferred mineral resources hosts 55.4 Moz AgEq an increase of 198%, at a grade of 617 g/t AgEq
  Copala wireframe averages 10m in thickness

Key Statistics

  93% of the value of the Updated Mineral Resource Estimate is comprised of precious metals, including 59% from silver
  A total of 10 epithermal veins were included in the Updated Mineral Resource Estimate, representing ~10% of the known vein strike in the district
  Total all-in exploration cost of US$0.19/oz AgEq discovered (US$0.15/oz AgEq discovered since March 2022)

Indicated Mineral Resources are estimated at 7.5 million tonnes ("Mt") grading 243 grams per tonne ("g/t") silver, 2.12 g/t gold, 0.23% lead, and 0.71% zinc (437 g/t silver equivalent ("AgEq")). The Updated Mineral Resource Estimate includes indicated mineral resources of 58.3 million ounces ("Moz") of silver, 508 thousand ounces ("koz") of gold, 17.0 kilo tonnes ("kt") of lead, and 53.3 kt of zinc (104.8 Moz AgEq).

Inferred Mineral Resources are estimated at 7.2 Mt grading 304 g/t silver, 2.14 g/t gold, 0.19% lead, and 0.54% zinc (491 g/t AgEq). The Updated Mineral Resource Estimate includes inferred mineral resources of 70.7 Moz of silver, 496 koz of gold, 13.6 kt of lead, and 39.3 kt of zinc (114.1 Moz AgEq).

The Updated Mineral Resource Estimate is centred on the western portion of Panuco, encompassing ~8 km of the known 86 km of cumulative vein strike in the district. The Updated Mineral Resource Estimate includes 198 new infill/expansion holes (82,140 metres) completed by Vizsla Silver between December 2021 and September 2022. In total, the updated Mineral Resource Estimate is based on a total drill database of 644 holes (202,709 metres) completed by Vizsla Silver since November 2019.

"We are very pleased to deliver this updated resource, representing yet another major milestone for Vizsla Silver as we continue to grow and de-risk the high-grade mineralization at Panuco," commented Michael Konnert, President and CEO. "We have now delineated approximately 60 million ounces of silver and 508 thousand ounces of gold in the indicated category and 70 million ounces of silver and 496 thousand ounces of gold in the inferred category with significant upside potential remaining in the district. Most impressive is the material growth to the precious metals-rich Copala structure, where successful drilling throughout 2022 contributed to a 701% increase in indicated mineral resources to 51.1Moz AgEq and a 198% increase in inferred mineral resources to 55.4 Moz AgEq. Additionally, the inclusion of the high-grade Cristiano structure, which can conceptually be developed alongside Copala, represents a near surface high grade feed source. The updated resource estimate comes only 10 months from the maiden resource estimate at a discovery cost of US$0.15 per added ounce and is based on a total of 10 veins representing only 10% of the known vein strike in the district. Going forward, the Company plans to continue its ongoing aggressive exploration of the district with seven drill rigs focused on category conversion, incremental expansion and testing new targets. This, along with previous drilling completed toto date, will support a potential mineral resource estimate update in the second half of 2023. This is an incredible achievement that required substantial effort from the entire Vizsla Silver team, including our contractors and local communities. I want to thank everyone involved for their commitment and contribution to this achievement and look forward to another successful year of growth and discovery in 2023."

Vizsla Silver will be hosting a webcast to discuss the Updated Mineral Resource Estimate at 8:00am PT on Wednesday, January 25, 2023. To register, please click here.

A technical report is being prepared on the Updated Mineral Resource Estimate in accordance with National Instrument 43-101 ("NI-43-101") and will be available on the Company's website and SEDAR within 45 days of the date of this release. The effective date of the Updated Mineral Resource Estimate is January 12, 2023.

Panuco Project Resource Summary – January 2023 (150 g/t AgEq cut-off)

Classification	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(g/t)	( %)	( %)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Maiden Mineral Resource Estimate[1]
Indicated	5.0	191	2.08	0.26	0.50	383	30,501	331	13.0	24.6	61,137
Inferred	4.1	187	1.79	0.13	0.30	345	24,704	236	5.3	12.4	45,555
Updated Mineral Resource Estimate[2]
Indicated	7.5	243	2.12	0.23	0.71	437	58,330	508	17.0	53.3	104,793
Inferred	7.2	304	2.14	0.19	0.54	491	70,672	496	13.6	39.3	114,113
1 AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $20.70/oz silver, $1,655/oz gold, $1,902/t lead, $2,505/t zinc.
2 AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

Panuco Project Indicated & Inferred Mineral Resource Summary by Vein (150 g/t AgEq cut-off)

Classification	Tonnes	Average Grade						Contained Metal
		Ag	Au	Pb	Zn	AgEq	Au Eq	Ag	Au	Pb	Zn	AgEq	AuEq
	(Mt)	(g/t)	(g/t)	( %)	( %)	(g/t)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)	(koz)
Indicated
Copala	3.1	343	2.22	0.06	0.12	516	6.88	33,999	220	1.9	3.6	51,106	681
Tajitos	0.6	329	2.09	0.10	0.17	496	6.62	6,197	39	0.6	1.0	9,337	124
Cristiano	0.2	414	2.54	0.08	0.19	614	8.19	2,022	12	0.1	0.3	3,003	40
Copala Area Total	3.8	344	2.21	0.07	0.13	517	6.89	42,218	271	2.6	4.9	63,446	846
Napoleon	3.3	135	1.99	0.41	1.39	351	4.68	14,186	209	13.5	45.2	36,814	491
Napoleon HW	0.3	151	1.45	0.22	0.79	298	3.97	1,407	14	0.6	2.3	2,767	37
Josephine	0.1	179	5.13	0.33	0.94	610	8.13	519	15	0.3	0.8	1,766	24
NP Area Total	3.6	138	2.02	0.40	1.33	353	4.71	16,112	237	14.4	48.3	41,347	551
Total Indicated	7.5	243	2.12	0.23	0.71	437	5.83	58,330	508	17.0	53.3	104,793	1,397
Inferred
Copala	2.8	433	2.31	0.11	0.21	617	8.23	38,838	207	3.2	5.7	55,409	739
Tajitos	0.7	340	2.08	0.20	0.32	514	6.85	7,740	47	1.4	2.3	11,713	156
Cristiano	0.4	604	3.82	0.18	0.32	908	12.11	7,494	47	0.7	1.2	11,273	150
Copala Area Total	3.9	433	2.42	0.14	0.24	627	8.36	54,072	302	5.3	9.3	78,395	1,045
Napoleon	1.7	149	1.59	0.29	1.06	318	4.24	8,129	87	4.9	18.1	17,393	232
Napoleon HW	0.4	176	1.58	0.23	1.00	341	4.54	2,025	18	0.8	3.6	3,910	52
Josephine	0.2	110	3.28	0.24	0.67	389	5.19	817	24	0.5	1.6	2,891	39
Cruz	0.4	123	2.62	0.24	1.16	371	4.95	1,490	32	0.9	4.4	4,514	60
NP Area Total	2.7	145	1.88	0.27	1.03	335	4.46	12,461	161	7.2	27.6	28,708	383
San Antonio	0.3	226	1.30	0.01	0.03	325	4.33	2,038	12	0.0	0.1	2,936	39
*Animas	0.4	169	1.68	0.29	0.60	327	4.37	2,101	21	1.1	2.3	4,074	54
Total Inferred	7.2	304	2.14	0.19	0.54	491	6.55	70,672	496	13.6	39.3	114,113	1,521
*Animas is Rosarito and Cuevillas veins

Note:

AgEq = Ag ppm + (((Au ppm x Au price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Ag price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

AuEq = Au ppm + (((Ag ppm x Ag price/gram) + (Pb% x Pb price/t) + (Zn% x Zn price/t))/Au price/gram). Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,425/t lead and $2,976/t zinc.

Panuco Project Indicated & Inferred Mineral Resource Sensitivity Table

Classification COG AgEq	Tonnes	Average Grade					Contained Metal
		Ag	Au	Pb	Zn	AgEq	Ag	Au	Pb	Zn	AgEq
	(Mt)	(g/t)	(koz)	( %)	( %)	(g/t)	(koz)	(koz)	(kt)	(kt)	(koz)
Indicated:
>=300 ppm	3.8	380	3.28	0.24	0.70	661	45,989	397	9.1	26.5	79,969
>=250 ppm	4.6	339	2.92	0.24	0.73	594	49,543	428	10.8	33.2	86,858
>=200 ppm	5.7	294	2.54	0.24	0.73	520	53,574	464	13.4	41.4	94,831
>=150 ppm	7.5	243	2.12	0.23	0.71	437	58,330	508	17.0	53.3	104,793
>=120 ppm	9.0	213	1.86	0.22	0.69	386	61,400	537	19.5	61.7	111,255
>100 ppm	10.2	194	1.70	0.21	0.66	354	63,419	554	21.1	67.3	115,469
Inferred:
>=300 ppm	4.0	456	3.13	0.20	0.47	716	59,148	406	8.3	18.9	92,784
>=250 ppm	4.8	410	2.83	0.20	0.48	647	62,677	433	9.6	23.1	98,968
>=200 ppm	5.7	362	2.51	0.20	0.52	576	66,412	461	11.1	29.5	105,757
>=150 ppm	7.2	304	2.14	0.19	0.54	491	70,672	496	13.6	39.3	114,113
>=120 ppm	8.6	268	1.89	0.18	0.53	436	73,709	519	15.3	45.5	119,802
>100 ppm	9.8	241	1.71	0.17	0.52	394	75,803	538	17.1	50.7	124,190

Panuco Project Updated Mineral Resource Estimate Notes:

  The classification of the Updated Mineral Resource Estimate into indicated and inferred mineral resources is consistent with current 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. The effective date for the Updated Mineral Resource Estimate is January 12, 2023.
  All figures are rounded to reflect the relative accuracy of the estimate and numbers may not add due to rounding.
  All mineral resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.
  Mineral resources are not mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.
  The database comprises a total of 644 drill holes for 202,709 metres of drilling completed by Vizsla Silver between November 2019 and September 2022.
  The mineral resource estimate is based on 21 three-dimensional ("3D") resource models, constructed in Leapfrog, representing the Napoleon area (10 wireframes), the Copala area (4 wireframes), Tajitos (1 wireframe), Animas (5 wireframes) and San Antonio (1 wireframe).
  Silver, gold, lead and zinc were estimated for each mineralization domain in the Panuco Project. Blocks within each mineralized domain were interpolated using 1.5 metre capped composites assigned to that domain. To generate grade within the blocks, the inverse distance squared (ID2) interpolation method was used for all domains. All estimates are based on variable block dimensions (by deposit area) and estimation search parameters (by domain).
  Average density values were assigned per zone based on 511 samples analysed by ALS in Zacatecas, Mexico or inhouse with 5% checks by ALS.
  It is envisioned that the Panuco Project deposits may be mined using underground mining methods. Mineral resources are reported at a base case cut-off grade of 150 g/t AgEq. The mineral resource grade blocks were quantified above the base case cut-off grade, below surface and within the constraining mineralized wireframes.
  The base-case AgEq Cut-off grade considers metal prices of $24.00/oz Ag, $1800/oz Au, $2425/t Pb and $2976/t Zn and considers metal recoveries of 93% for silver, 90% for gold, 94% for Pb and 94% for Zn.
  The base case cut-off grade of 150 g/t AgEq considers a mining cost of US$45.00/t rock and processing, treatment and refining, transportation and G&A cost of US$50.00/t of mineralized material.
  The Updated Mineral Resource Estimate may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

The Company remains well-funded to complete its ongoing 90,000-metre 2023 drill program with seven drill rigs designed to upgrade and expand the Project's resource base and test high priority targets located in the west, central and eastern areas of the district. Dependent on ongoing exploration success, the Company plans to publish a further update to the Updated Mineral Resource Estimate in the second half of 2023.

Discovery Costs

To date, the Company has incurred an aggregate of approximately US$41.8 million in exploration expenditures over the life of the Project. This equates to an estimated discovery cost per silver equivalent ounce of US$0.19 for resources defined in the Updated Mineral Resource Estimate.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 6,761-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 250,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla Silver has budgeted 90,000 metres of resource/discovery-based drilling, designed to upgrade, and expand the mineral resource as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Updated Mineral Resource Estimate was completed by Allan Armitage, Ph.D., P.Geo., of SGS Geological Services. Mr. Armitage is an independent Qualified Person as defined by NI 43-101. Mr. Armitage has reviewed and approved the technical contents of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of the mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

The SEC adopted new mining disclosure rules Pursuant to subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"). As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". As an eligible issuer under the Multijurisdictional Disclosure System the Company is exempt from compliance with the SEC Modernization Rules and information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according tothe SEC Modernization Rules. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including drilling programs, the mobilization of drill rigs~~;~~  and the potential for underground mining methods; the preparation of a technical report on the Updated Mineral Resource Estimate; and the potential further update to the Updated Mineral Resource Estimate in the second half of 2023.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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CO: Vizsla Silver Corp.

CNW 06:00e 24-JAN-23